SEC
Mail Processing
Section
MAR 21 2013
Washington DC
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13031421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT /A
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49702

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Quebec Street
(No. and Street)

Washington (City) D.C. (State) 20008-1223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Richard D. Buik~~ ~~202-364-2484~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Company, LLC
(Name – *if individual, state last, first, middle name*)

231 South LaSalle, Suite 650 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Buik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Markets, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
DONNA RICCIARELLI
Notary Public - State of Illinois
My Commission Expires Apr 21, 2015

Richard D. Buik
Signature

Managing Member
Title

Donna Ricciarelli 18MAR13
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Financial Statements
December 31, 2012

Index


VICTORIAM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & COMPANY, LLC
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Members
Global Markets, LLC
Washington, D.C.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Global Markets, LLC, (the "Company") as of December 31, 2012, and the related statements of income and changes in members' equity, changes in liabilities subordinated to claims of general creditors and the statement of cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation §1.10 under the Commodity Exchange Act and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

231 South LaSalle Street · Suite 650 · Chicago, Illinois 60604-1438
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Markets, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The Securities and Exchange Commission and/or Commodity Futures Trading Commission require that the Supplementary Information on pages 9-13 be presented to supplement the basic financial statements. Such information, although not a part of the basic financial statements is required by the respective standards setters. We have applied certain limited procedures to such supplementary information in accordance with auditing standards generally accepted in the United States of America, which consisted of inquiries of management about the methods of preparing the information and comparing the information for consistency with management's responses to our inquiries, the basic financial statements, and other knowledge we obtained during our audit of the basic financial statements. We do not express an opinion or provide any assurance on the information because the limited procedures do not provide us with sufficient evidence to express an opinion or provide any assurance.

Michael J. Liccar & Company, LLC

Certified Public Accountants

Michael J. Liccar & Company, LLC
Chicago, Illinois
February 8, 2013

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$ 485,552
Commissions and fees receivable	9,762
Total assets	$ 495,314

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 10,165
Total liabilities	$ 10,165
Members' equity:	
Members' equity	$ 485,149
Total members' equity	$ 485,149
Total liabilities and members' equity	$ 495,314

The accompanying notes are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2012

Revenue:		
Commissions and fees	$	76,902
Interest and dividends		47
Total revenue	$	76,949
Expenses:		
Regulatory fees	$	12,234
Operating expenses - (related party $6,000)		7,128
Total expenses	$	19,362
Net income	$	57,587

The accompanying notes are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Statement of Changes in Members' Equity

		Members' Equity		Total
Balance at January 1, 2012	$	427,562	$	427,562
Net income		57,587		57,587
Balance at December 31, 2012	$	485,149	$	485,149

The accompanying notes are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income		$ 57,587
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Commissions and fees receivable	$(5,177)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	718	
Total adjustments		$ (4,459)
Net cash provided by operating activities		$ 53,128
Net increase in cash		$ 53,128
Cash and cash equivalents at beginning of the year		432,424
Cash and cash equivalents at end of the year		$ 485,552

Supplemental Cash Flow Disclosures:

Income tax payments	-
Interest payments	-

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these statements.

GLOBAL MARKETS, LLC
(a District of Columbia Limited Liability Company)
Notes to the Financial Statements
For the Year Ended December 31, 2012

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below.

Nature of Business: Global Markets, LLC (the "Company") is a District of Columbia Limited Liability Company which is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA"). The Company has two members.

Revenue Recognition: The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interests in private investment funds.

Income Taxes
The Company is a "Limited Liability Company" which has elected to be taxed as a Partnership for income tax purposes. Accordingly, no federal income taxes are provided by the Company as any taxable income is includable in the members' individual income tax returns.

ASC 740-10 issued by the FASB provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the footnotes of the financial statements. ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or reduction of a tax benefit in the current year. For the year ended December 31, 2012, management has determined the there are no uncertain provisions.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off Balance Sheet Risk and Concentration of Credit Risk
The Company does not hold customer segregated cash or securities balances. Futures transactions and securities transactions are processed by futures commission merchants and other broker-dealers, respectively, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations.

GLOBAL MARKETS, LLC
(a District of Columbia Limited Liability Company)
Notes to the Financial Statements
For the Year Ended December 31, 2012
(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(continued)

Off Balance Sheet Risk and Concentration of Credit Risk, (continued)

The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2012.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2012, the Company had net capital of $465,676 or $420,676 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash distributions, the making of unsecured loans to its Members and the purchase by the Company of its own membership interests.

NOTE 3 – RELATED PARTY

At December 31, 2012 the commissions and fees receivable of $9,762 are due from a related party. All of the Company's commissions and fees earned are from transactions involving a related party.

Also, related party was paid $6,000 for consulting services.

NOTE 4 – SUBSEQUENT EVENTS

Management evaluated all events that occurred from January 1, 2013 through February 8, 2013, the date the financial statements were available to be issued. During the period, the Company did not have any material recognizable subsequent events.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

Global Markets, LLC **as of December 31, 2012**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$	485,149	3480
2.	Deduct ownership equity not allowed for Net Capital						3490
3.	Total ownership equity qualified for Net Capital					485,149	3500
4.	Add:						
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital						3520
	B. Other (deduction) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities				$	485,149	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition	$	9,762	3540			
	B. Secured demand note deficiency			3590			
	C. Commodity futures contracts and spot commodities- propriety capital charges			3600			
	D. Other deductions and/or charges			3610		9,762	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions				$	475,387	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A. Contractual securities commitments	$		3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities			3735			
	2. Debt securities			3733			
	3. Options			3730			
	4. Other securities (money market mutual funds)		9,711	3734			
	D. Undue Concentration			3650			
	E. Other (list)			3736		9,711	3740
10.	Net Capital				$	465,676	3750

<u>Non allowable detail</u>

Commissions and fees receivable	$	9,762
Total Non allowable	$	9,762

Reconciliation between unuadited and audited Net Capital Computation

NOTE:

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

The accompanying notes are an integral part of these statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Global Markets, LLC **as of December 31, 2012**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	678	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	45,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	45,000	3760
14.	Excess net capital (line 10 less 13)	$	420,676	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	411,676	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	10,165	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
19.	Total aggregate indebtedness				$	10,165	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	2.18%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	0.00%	3860

Part B

22.	2% of combined aggegate debit items as shown in Formula for Reserve Requirements pursuant to Rul 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		3870
23.	Minimum dollar net capital reuqirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess net capital (line 10 less line 24)		3910
26.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% minimum Net Capital Requirement		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealear and for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand not covered by subordinatic agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2012

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 has not been provided.

The accompanying notes to the financial statements are an integral part of these statements.


VICTORIAM · CORONAT · CHRISTUS

MICHAEL J. LICCAR & COMPANY, LLC
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members
Global Markets, LLC

In planning and performing our audit of the financial statements of Global Markets, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. Due to the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of internal control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previous mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

231 South LaSalle Street · Suite 650 · Chicago, Illinois 60604-1438
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for information and use of members, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Michael J. Liccar & Company, LLC

Certified Public Accountants

Michael J. Liccar & Company, LLC
Chicago, Illinois
February 8, 2013